UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)) UNDER THE

SECURITIES EXCHANGE ACT OF 1934

CORINDUS VASCULAR ROBOTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

218730 10 9

(CUSIP Number)

ROBERT J. SMITH

13650 Fiddlesticks Blvd.

Suite 202-324

Ft. Myers, FL 33912

(417) 849-1005

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

              august 9, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 218730 10 9	Page 2 of 8 Pages
1.	Name of Reporting Persons. Robert J. Smith
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF – Personal Funds
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power -0-
		8.	Shared Voting Power -0-
		9.	Sole Dispositive Power -0-
		10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount of Row (11) 0%
14.	Type of Reporting Person IN

	CUSIP No. 218730 10 9	Page 3 of 8 Pages
1.	Name of Reporting Persons. Energy Capital, LLC, an entity solely owned by Robert J. Smith
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF – Personal Funds
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power -0-
		8.	Shared Voting Power -0-
		9.	Sole Dispositive Power -0-
		10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount of Row (11) 0%
14.	Type of Reporting Person OO

	CUSIP No. 218730 10 9	Page 4 of 8 Pages
1.	Name of Reporting Persons. Plato & Associates, LLC, an entity solely owned by Robert J. Smith
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF – Personal Funds
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power -0-
		8.	Shared Voting Power -0-
		9.	Sole Dispositive Power -0-
		10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount of Row (11) 0%
14.	Type of Reporting Person OO

CUSIP No. 218730 10 9	Page 5 of 8 Pages

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.0001 par value, of Corindus Vascular Robotics, Inc., a Delaware corporation ("Company" or "Issuer"). The address of the principal executive office of the Company is 309 Waverley Oaks Road, Suite 105, Waltham, MA 02452.

Item 2. Identity and Background.

(a)

Names: Robert J. Smith, Energy Capital, LLC ("Energy Capital") and Plato & Associates, LLC ("Plato"), entities solely owned by Mr. Smith (the "Reporting Persons").

(b)

Residence or Business Address of Reporting Persons:

13650 Fiddlesticks Blvd., Suite 202-324, Ft. Myers, FL 33912.

(c)

Present principal occupation or employment of Reporting Persons: Business development and investments.

(d)

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)

Citizenship: Mr. Smith is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

PF-Personal Funds

Acquisition of Shares of the Issuer

In June and July 2014, the Reporting Persons purchased an aggregate of 5,215,000 shares of the Company's Common Stock in public and/or private transactions.

On August 5, 2014, the Company entered into a Stock Purchase Agreement with Energy Capital for the purchase of 1,000,000 shares of the Company's Common Stock at $2.00 per share for an aggregate purchase price of $2,000,000. Registration rights on the shares were granted to Energy Capital under that certain Registration Rights Agreement between the Company and Energy Capital of even date herewith.

Subsequent to the acquisition of shares outlined above, the Reporting Persons purchased, sold, and/or transferred shares in public and private transactions, resulting in an aggregate ownership of 10,346,000 shares (50,000 shares owned by Plato and 10,296,000 shares owned by Energy Capital) as of December 31, 2014.

CUSIP No. 218730 10 9	Page 6 of 8 Pages

Subsequently, the Reporting Persons purchased, sold, and/or transferred shares in public and/or private transactions resulting in an aggregate ownership of 10,718,287 shares (800,000 shares owned directly by Mr. Smith, 9,517,316 shares owned by Energy Capital and 400,971 shares owned by Plato) as of December 31, 2015.

Subsequently, the Reporting Persons purchased, sold, and/or transferred shares in public and/or private transactions, resulting in an aggregate ownership of 11,215,209 shares (788,900 shares owned directly by Mr. Smith, 9,481,148 shares owed by Energy Capital, 915,161 shares owned by Plato and 30,000 shares owned by JoCee, LLC, an entity solely owned by Mr. Smith) as of December 31, 2016.

On March 15, 2017, the Company entered into a Securities Purchase Agreement with multiple investors (collectively, the "Investors") relating to the issuance and sale of the Company's Common Stock in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). At the closing on March 15, 2017 (the "Closing Date"), the Company sold an aggregate of 68,055,700 shares at $0.6616 per share (the "Shares") for an aggregate purchase price of $45,025,651. Of those shares, Energy Capital purchased 6,197,097 shares for a purchase price of $4,100,000. As part of the Securities Purchase Agreement, the Company agreed to file a registration statement to cover the resale of the Shares no later than 45 days from the Closing Date (the "Registration Statement"). The Company filed a Registration Statement on Form S-1 which was declared effective by the SEC on May 1, 2017.

Subsequently, the Reporting Persons purchased, sold, and/or transferred shares in public and/or private transactions, resulting in an aggregate ownership of 14,311,124 shares (810,900 shares owned directly by Mr. Smith, 12,185,063 shares owned by Energy Capital and 1,315,161 shares owned by Plato) as of December 31, 2017.

Subsequently, the Reporting Persons purchased, sold, and/or transferred shares in public and/or private transactions, resulting in an aggregate ownership of 14,302,124 shares (810,900 shares owned directly by Mr. Smith, 12,176,063 shares owned by Energy Capital and 1,315,161 shares owned by Plato) as of April 13, 2018.

Subsequently, the Reporting Person purchased, sold, and/or transferred shares in public and/or private transactions, resulting in an aggregate ownership of 15,772,456 shares (810,900 shares owned directly by Mr. Smith, 13,646,395 shares owned by Energy Capital, and 1,315,161 shares owned by Plato) as of December 31, 2018.

Subsequently, the Reporting Person purchased, sold, and/or transferred shares in public and/or private transactions, resulting in an aggregate ownership of 15,288,855 shares (810,900 shares owned directly by Mr. Smith, 13,162,794 shares owned by Energy Capital and 1,315,161 shares owned by Plato) as of March 12, 2019.

Subsequently, the Reporting Person purchased, sold, and/or transferred shares in public and/or private transactions, resulting in an aggregate ownership of zero shares as of August 9, 2019.

Item 4. Purpose of Transaction.

See Item 3 above.

The Reporting Persons have no plans which relate to or would result in:

CUSIP No. 218730 10 9	Page 7 of 8 Pages

(a)

The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)

Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)

Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

The Reporting Persons own zero shares of the Issuer.

(b)

Not applicable.

(c)

Not applicable.

(d)

Not applicable.

(e)

Not applicable.

CUSIP No. 218730 10 9	Page 8 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Except for as outlined herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 19, 2019	By:	/s/ Robert J. Smith
Robert J. Smith, as an individual, and as
Sole Managing Member of
Energy Capital, LLC and
Plato and Associates, LLC